SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION STATEMENTS PURSUANT TO RULE 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                           YIFAN COMMUNICATIONS, INC.
                           --------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    98583T204
                                 (CUSIP Number)
                                 --------------

                                 January 3, 2006
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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                                                                    Page 2 of 4
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1.      NAME OF REPORTING PERSON
                                    Fred T. Hung;
        ------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        ###-##-####
------- ------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) [  ]
                                                                       (b) [  ]
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3.      SEC USE ONLY
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4.      CITIZENSHIP OR PLACE OF ORGANIZATION: U.S.A.
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    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         2,100,000 (See Item 4)
 EACH REPORTING PERSON    ---- -------------------------------------------------
          WITH            6.   SHARED VOTING POWER (See Item 4)
------------------------- ---- -------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 2,100,000 (See Item 4)
------------------------- ---- -------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER (See Item 4)
------------------------- ---- -------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,100,000
-------- -----------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                     [  ]
-------- -----------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.80%
-------- -----------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON: IN
-------- -----------------------------------------------------------------------

Item 1(a).     Name of Issuer.

               Yifan Communications, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices.

               100 Williams Street, Suite 2000, New York, New York 10038

Item 2(a).     Name of Person Filing.

               Fred T. Hung
Item 2(b).     Address of Principal Business Office, or if none, Residence.

               5 Summer House Hill Road, Holmdel, NJ 07733

Item 2(c).     Citizenship.

               U.S.A.

Item 2(d).     Title of Class of Securities.
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                                                                    Page 3 of 4

               Common Stock

Item 2(e).     CUSIP Number.

               98583T204

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               Not applicable.

Item 4.        Ownership.

               As of the date hereof, Reporting Person beneficially owns of record 2,100,000 shares of Common Stock of the Issuer.

For purposes of this statement, the Reporting Person is reporting that:

            (i) The aggregate amount of Common Stock beneficially owned by the Reporting Person is 2,100,000 shares.

            (ii) The aggregate percentage of the Common Stock beneficially owned by the Reporting Person is approximately 11.80%.

            (iii) The aggregate number of shares of Common Stock which the
                  Reporting Person has sole power to vote or direct the vote of is 2,100,000.

            (iv) The aggregate number of shares of Common Stock which the Reporting Person has sole power to dispose or to direct the disposition of is 2,100,000.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

               Not applicable.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

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                                                                    Page 4 of 4

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date:   January 10, 2006

                                          /s/ Fred T. Hung
                                          ----------------
                                              Fred T. Hung